FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A..
(Translation of Registrant’s Name Into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x                            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No    x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

     This document may contain statements that could constitute forward-looking statements, including, but not limited to our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of emergency laws enacted by the Argentine government since early 2002; and the impact of rate changes and competition on our future financial performance. Forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect our expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the long-term impact of significant changes regarding the role of the government in the economy. Changes in laws and economic and business conditions in Argentina since 2001 have been extensive and rapid and have had a severe impact on our financial condition. Our future financial condition may also be affected by continuing uncertainties with respect to the outcome of legal proceedings relating to our debt restructuring, the Argentine legal framework, and an increase in inflation. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in our business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult our annual report filed under Form 20-F as well as periodic submissions made under Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

Recent Developments

     Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are primarily in pesos and our financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. Substantially all of our debt, however, is denominated in U.S. dollars.

     During 2001 and 2002, Argentina went through a period of great political, economic and social instability, leading to the early resignation of President de la Rúa, the default on part of Argentina’s sovereign debt and the devaluation of the Argentine peso in January 2002, after more than 10 years of parity with the U.S. dollar. In 2002, the Argentine government undertook a number of far-reaching initiatives affecting Argentina’s economy in general and its financial system in particular. These measures radically changed the country’s monetary and foreign exchange regime and the regulatory environment for doing business in Argentina, affecting all sectors of the economy.

     Although the government succeeded in stabilizing the main macroeconomic variables in the second half of 2002 and the economy has grown since, the impact of Argentina’s economic crisis in 2002 has not been overcome, as evidenced by the fact that approximately 40% of the population remains below the poverty line, as measured by the Instituto Nacional de Estadísticas y Censos (“INDEC”). We can give no assurance that the current growth and partial stabilization will prove sustainable in the long-term.

     Argentina’s current President, Mr. Néstor Kirchner, elected in 2003, has been highly critical of certain policies followed in the 1990s, to which he attributes in part the crisis that affected Argentina. His administration has pursued the monetary and fiscal policies initiated in 2002 to administer the crisis and has resisted demands for “structural” reforms made by the International Monetary Fund (the “IMF”). Argentina’s economic growth since 2002 has been driven by exports and import-substitution, both attributable primarily to the lasting effect of the real devaluation of the peso in January 2002. Since reaching its lowest value in mid-2002, however, the peso has appreciated in real terms, and Argentina’s competitiveness has diminished. The ability of the Argentine government to maintain the levels of fiscal surplus achieved in recent years may be weakened by decreasing exports. If the Kirchner administration’s economic policy fails to turn the economic growth Argentina experienced since 2002 into sustainable development in the long run, political and economic instability may return. As in Argentina’s past history, the economy is also likely to suffer, especially if political and social pressures in Argentina inhibit the implementation of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. This would also have an adverse impact on the private sector’s long-term ability to grow and invest. Inflation for the first quarter of 2005 reached 4% (measured by reference to the consumer price index) compared to 1.6% in the same period of 2004. Current forecasts by independent sources place the inflation rate (measured by reference to the consumer price index) for 2005 within a range of 10% to 11%. In the past, inflation has materially undermined the Argentine economy and the government’s ability to stimulate economic growth.

     On December 23, 2001, Argentina suspended payments on its sovereign debt, except for debt owed to multilateral credit agencies. Argentina had numerous rounds of negotiations with the IMF in 2002-2003 regarding Argentina’s economic program and the medium-term refinancing of its debt with the IMF. These negotiations resulted in a September 2003 agreement to roll over Argentina’s obligations to the IMF over a three-year period. The agreement specified a surplus of 3% of GDP and several other qualitative targets for 2004. No primary surplus targets were set for 2005 and 2006 and agreement on various issues, including structural reforms, was deferred. Negotiations with the International Monetary Fund stalled in 2004 and the IMF and Argentina ultimately deferred negotiation of certain undetermined aspects of the IMF program until after Argentina completed the restructuring of its defaulted debt with private creditors. During that period, Argentina met its payment obligations to the IMF.

     As a consequence of its default on its sovereign debt, Argentina’s government presently has limited access to financing from private international capital markets. We expect this limited access to private financing to continue. Argentina’s government is therefore likely to depend on the IMF and other multilateral lending as its main source of foreign capital in the near-to-medium term. The completion of the restructuring offer with foreign bondholders to Argentina’s satisfaction has not paved the way to an agreement with the IMF regarding Argentina’s medium-term economic program and the refinancing of its outstanding debts to the IMF and other multilateral institutions on terms acceptable to Argentina. The IMF has indicated its intention to require Argentina to address the outstanding issue of bondholders who have rejected and are challenging Argentina’s debt exchange offer as a condition to future financing. If Argentina fails to meet the IMF’s conditions, including such performance criteria as the IMF may seek to include, it may lose its ability to make additional drawdowns under its IMF program. If the IMF decreases its lending to Argentina, Argentina’s limited access to foreign capital would be further curtailed. This could adversely affect Argentina’s economic prospects. The completion of the restructuring offer with foreign bondholders to Argentina’s satisfaction has not paved the way to an agreement with the IMF regarding Argentina’s medium-term economic program and the refinancing of its outstanding debts to the IMF and other multilateral institutions on terms acceptable to Argentina.

     Our liquidity, financial condition, anticipated results of operations and business prospects have been materially adversely affected by Argentina’s economic crisis and many of the measures taken by the Argentine government since 2001. The economic and financial crisis that affected Argentina has:

resulted in a net loss of subscribers, totaling approximately 352,000 in 2002. However, during the years ended December 31, 2003 and 2004 we experienced some recovery in our subscriber base with a net addition of approximately 108,300 subscribers during that two-year period. During the first quarter of 2005 we continued to increase subscribers with a net addition of approximately 16,900 subscribers;

eliminated practically all of our sources of liquidity, other than our cashflow from operations, resulting in our inability to refinance debt that matured in 2002, 2003 and 2004;

caused us to default in the payment of principal and interest due on our 9¼% Notes due 2002, 10½% Notes due 2007, 13.125% Series E Notes due 2009, 10½% Series C Notes due 2018, Series J Floating Rate Notes due 2003 (together, the “Existing Notes”), and other financial indebtedness (the “Bank Debt,” and together with the Existing Notes, the “Existing Debt”); and

caused a significant decline in the value of our assets and anticipated revenues.

Continuation of Operations

     In response to the severe economic recession that Argentina suffered during 2001 and 2002, we devoted our resources and revenues to ensure the continuity of our operations and focused our efforts on the restructuring of our Existing Debt, including all of our Existing Notes. Our restructuring proposal, set forth in an “acuerdo preventivo extrajudicial” or pre-packaged reorganization plan (“APE”), comprises three options: a cash option, a ten-year par bond option and a combined option (including a seven-year discount bond and common stock), each subject to a ceiling. We submitted our proposal to our financial creditors in early 2003. Based on the approvals obtained at a bondholders’ meeting held on December 10, 2003, together with the support provided by commercial bank creditors, we announced on December 13, 2003 that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2003, we filed our APE together with evidence of the consents and approvals obtained from our creditors with the Commercial Court No. 4 of Buenos Aires (the “Buenos Aires Court”) seeking judicial confirmation. Following publication by us of the statutory notices as ordered by the Buenos Aires Court on December 17, 2003, creditors could file objections to the confirmation of the APE until February 13, 2004. Several objections were filed, including an objection by State Street Bank, on behalf of the U.S.-based investment group known as W.R. Huff (“Huff”). We filed responses to each of the objections filed. On April 14, 2004, the Buenos Aires Court issued a decision rejecting the objections filed, confirming the APE and ordering that persons present at the bondholders’ meeting held on December 10, 2003, who voted against or abstained from voting, as well as those who were absent, be permitted to exercise within a 30-day period following publication of certain notices the right to elect among the three options presented, and that such elections be given the same treatment as those made at the December 10, 2003 bondholders’ meeting. On October 4, 2004 the Court of Commercial Appeals, Chamber “A” (the “Court of Commercial Appeals”) rendered a decision affirming the Buenos Aires Court’s April 14, 2004 order. On December 14, 2004 the Court of Commercial Appeals dismissed the extraordinary appeal filed by Huff against its decision of October 4, 2004 affirming the lower court’s confirmation of our APE. Huff subsequently filed a “recurso de queja” with Argentina’s Supreme Court seeking to reverse the decision rendered by the Court of Commercial Appeals. The Supreme Court dismissed the “recurso de queja” in April 2005. The Buenos Aires Court is currently considering an objection by Huff to the publication of notices ordered in the April 14, 2004 decision.

     Huff also brought action against us in New York State courts on December 19, 2003, seeking, among other things, to prevent the continuation of the APE proceedings in Argentina. On January 16, 2004, our “Directorio”, or Board of Directors, filed a petition under Section 304 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”), seeking to protect our APE proceedings and to ensure that the outcome of such proceedings will be respected in the United States. On January 28, 2004, Huff and a Mr. Willard Alexander (together, the “Involuntary Petitioners”), claiming to be holders of Existing Notes, sought to initiate an involuntary proceeding under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court.

     On January 30, 2004, the U.S. Bankruptcy Court entered an order allowing (a) us to take all actions to participate in, conduct, or take any action in furtherance of, our APE under the jurisdiction of the Buenos Aires Court to the fullest extent permitted under Argentine law; (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, our APE and our APE proceedings, to the fullest extent permitted under Argentine law; and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Buenos Aires Court (and any right to appeal any decision of such Argentine court) to oppose our APE or our APE proceedings to the fullest extent permitted under Argentine law.

     The order of the U.S. Bankruptcy Court ensured that the filing by the Involuntary Petitioners did not interfere with participation by our creditors or any other person in our APE proceedings. The order made clear that any person’s or party’s participation in the APE or the APE proceedings in Argentina would not be prohibited or limited by application of the automatic stay provisions of the U.S. Bankruptcy Code.

     On March 12, 2004, the U.S. Bankruptcy Court denied a preliminary motion by Huff seeking a declaration that its rights as an alleged holder of Existing Notes issued by us and placed, among other markets, in the United States, pursuant to indentures subject to the Trust Indenture Act of 1939 (the “TIA”), cannot, as a matter of law, be impaired by a foreign bankruptcy proceeding, and that for that reason the relief requested in the abovementioned Section 304 proceeding should be denied in the case of Multicanal S.A.

     On August 27, 2004, the U.S. Bankruptcy Court rendered a preliminary decision in the Section 304 proceeding indicating its intention to grant the relief requested by our Board of Directors and dismiss the involuntary petition. However, the decision called for additional proceedings with respect to two matters prior to Multicanal obtaining a final favorable decision in the United States, including with respect to a possible discriminatory effect identified by the U.S. Bankruptcy Court with respect to the options available to U.S. retail holders under our APE. After additional submissions by our Board and Huff, on December 2, 2004, the U.S. Bankruptcy Court rendered a decision granting the definitive relief requested by the Board of Directors and dismissing the involuntary petition, subject to the implementation by us of a remedy with respect to the US retail holders that elected the cash option on or prior to December 12, 2003. On January 6, 2005 the U.S. Bankruptcy Court entered an order granting the Section 304 petition and issuing a permanent injunction, subject to the condition that we implement a remedy as required by the U.S. Bankruptcy Court’s decisions. The permanent injunction provides that the APE be recognized and enforced in the U.S. to the same extent that the APE is recognized and enforced in Argentina. The U.S. Bankruptcy Court’s decision was appealed by Huff to the U.S. District Court for the Southern District of New York (the “U.S. District Court”).

     During a hearing held on March 30, 2005, the U.S. District Court indicated to us that there were two matters relating to the January 6, 2005 U.S. Bankruptcy Court order that required further consideration and hearing. First, whether the way we were proposing to implement the remedy to meet the condition of the January 6, 2005 U.S. Bankruptcy Court order is consistent with the U.S. securities laws and, second, whether or not further proceedings in Argentina are required concerning such remedy. On April 5, 2005, the U.S. District Court entered an order affirming the U.S. Bankruptcy Court’s dismissal of the involuntary petition filed against us, and the rejection of Huff’s preliminary motion regarding its alleged rights under the TIA but reserved judgment on the issues relating to the implementation of the remedy until May 31, 2005. We can provide you no assurance that the U.S. District Court will give our Board the relief requested for our APE. An adverse decision by the U.S. District Court may have an adverse impact on the manner in which we consummate our restructuring, even if our APE is considered finally approved in Argentina. Any decision by the U.S. District Court, may be further appealed by Huff or by us to the United States Court of Appeals for the Second Circuit.

     As of the date of this filing, we have been served with process on 34 involuntary bankruptcy (quiebra) petitions. Of those 34 petitions, one has been suspended and 33 have been dismissed by the Buenos Aires Court because we made deposits with the Buenos Aires Court to cover the petitioners’ claims that were, in the view of the Buenos Aires Court, sufficient to disprove that we were unable to pay our debts as they fell due. One additional petition was filed but not served on us. This petition was suspended as a matter of Argentine law as our APE obtained the requisite majorities and was confirmed. The Buenos Aires Court’s decision dismissing the petitions has been affirmed by the court of appeals.

Overview

     Set forth below is a discussion and analysis of our results of operations for the three-month periods ended March 31, 2005 and 2004. The financial information included in the discussion below as at March 31, 2005 and 2004 and for the three-month periods then ended is derived from our unaudited interim consolidated financial statements. The information in this section should be read together with the unaudited interim consolidated financial statements and the related notes included elsewhere in this report. Our unaudited interim consolidated financial statements were prepared in accordance with Argentine generally accepted accounting principles (“GAAP”), which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). In compliance with SEC rules, no numerical measure calculated other than in accordance with GAAP or U.S. GAAP has been included in this Management's Discussion and Analysis.

Volatility of the Peso

     Significant fluctuations in the value of the peso can be expected to have significant adverse effects on the Argentine economy and on our financial condition and results of operations. The decision to float the peso on January 7, 2002 and the devaluation of the peso that followed, mainly during the first half of 2002, resulted in an increase in the nominal exchange rate of the U.S. dollar versus the peso during 2002, reaching its highest point of Ps. 3.90 per U.S. dollar on June 25, 2002. At March 31, 2005, the peso/dollar sell rate quoted by Banco de la Nación Argentina was Ps. 2.92 to U.S.$ 1.00.

     Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, the depreciation had a negative impact on the ability of Argentine businesses to honor foreign currency-denominated debt, strongly reduced real wages and had a negative impact on businesses whose activity is dependent on domestic market demand, such as utilities and the financial industry. The devaluation also affected adversely the government’s tax revenues (measured in dollars) and therefore its ability to honor its foreign debt obligations. An excessive appreciation of the peso would also have negative effects for the Argentine economy, reducing the competitiveness of exporters. Given the uncertainty as to Argentina’s long-

term economic prospects, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how that uncertainty will affect our operations and financial condition.

     Except as otherwise set forth in this report, dollar-denominated assets and liabilities have been converted into pesos at a rate of Ps. 2.88 per U.S.$ 1.00 in the case of assets and Ps. 2.92 per U.S.$ 1.00 in the case of liabilities, the buy/sell exchange rates reported by Banco de la Nación Argentina on March 31, 2005.

Recognition of the Effects of Inflation

The unaudited interim consolidated financial statements for the three-month periods ended March 31, 2005 and 2004 were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, restatement of the financial statements was discontinued until December 31, 2001 as a result of a period of economic stability. Between January 1, 2002 and March 1, 2003 the effects of inflation were recognized as a result of the high inflation rates that characterized the period. As from that date, in accordance with Decree No. 664 of the National Executive Branch and Resolution No. 441/03 issued by the Comisión Nacional de Valores (“CNV”), restatement of financial statements by companies like us authorized to offer securities in Argentina has been discontinued.

Discontinuation of financial statement restatements is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. This deviation has not had a material effect on these financial statements.

Subscribers

     The following table sets forth selected information relating to us within each of the areas in which we operated as of March 31, 2005 based on our internally generated market information:

	Cities of
	Buenos
	Aires, La	Atlantic
	Plata and	Coast and		Total
	Greater	Central		Argentine			Total	Total
	Buenos Aires	Argenti	Litoral	Regions	Paraguay	Uruguay	International	Multicanal

Multicanal Homes
Passed	2,946,615	1,097,001	429,105	4,472,721	327,300	520,000	847,300	5,320,021
Multicanal
Subscribers	495,705	313,993	133,454	943,152	46,366	85,226	131,592	1,074,744
Multicanal
Penetration	16.8%	28.6%	31.1%	21.1%	14.2%	16.4%	15.5%	20.2%

     The annualized churn rate for the three-month period ended March 31, 2005 was 14.9%, as compared to 20.7% for the three-month period ended March 31, 2004. The decrease in the churn rate is primarily due to the continued recovery of the Argentine economy and the continued effect of our introduction in 2002 of a sign-up fee, resulting in a lower loss of subscribers and disconnections. Our churn rate is determined by calculating the total number of disconnected cable television customers during each of the periods as a percentage of the initial number of cable television customers for each such period. During the three-month period ended March 31, 2005 we continued to increase subscribers, with a net addition of approximately 16,900 subscribers as compared to a net addition of approximately 9,400 during the three-month period ended March 31, 2004.

Three-month periods ended March 31, 2005 and 2004

     Net Revenues. Net revenues were Ps. 148.3 million for the three-month period ended March 31, 2005. This figure represents an increase of 13.2% compared to net revenues of Ps. 131.1 million for the three-month period ended March 31, 2004. The increase in net revenues in this period as compared to the three-month period ended March 31, 2004 is attributable to the higher number of subscribers in the first quarter of 2005 compared to the first quarter of 2004 and an increase in the basic fees for our services (together representing an increase in revenues from subscriptions of Ps. 14.9 million), as well as an increase in other sales of Ps. 2.2 million.

     Our revenues are presented net of charges for the allowance for doubtful accounts.

     Direct Operating Expenses. Our direct operating expenses were Ps. 73.1 million for the three-month period ended March 31, 2005. This figure represents an increase of 22.1% over our direct operating expenses of Ps. 59.9 million in the three-month period ended March 31, 2004, which is mainly attributable to increases in programming expenses of Ps. 3.8 million, sundry of Ps. 4.8 million (driven by higher costs related to repair and maintenance activities), payroll and social security expenses of Ps. 2.5 million, and rentals of Ps. 0.8 million.

Direct operating expenses consist principally of:

signal delivery fees paid to programming suppliers;

wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of Multicanal-owned cable networks and customer disconnections; and

to a lesser extent, the costs of related materials consumed in repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing cost for our monthly publication.

     Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps. 27.7 million for the three-month period ended March 31, 2005. This figure represents an increase of 4.0% from Ps. 26.7 million for the three-month period ended March 31, 2004, which is attributable principally to an increase in payroll and social security expenses of Ps. 1.2 million, taxes, rates and contributions of Ps. 0.5 million, personnel expenses of Ps. 0.4 million and building expenses of Ps. 0.3 million. The increase was partially offset by a decrease in fees and compensation for services of Ps. 1.1 million.

Our selling, general, administrative and marketing expenses consist of:

professional fees;
wages and benefits of non-technical employees;
sales commissions;
advertising;
insurance;
rental of office space;
other office related expenses;
and various direct taxes.

     Depreciation and Amortization. Depreciation and amortization expenses were Ps. 26.0 million in the three-month period ended March 31, 2005. This figure represents a decrease of 14.3% compared to depreciation and amortization expenses of Ps. 30.3 million in the three-month period ended March 31, 2004. This decrease in our depreciation and amortization expenses was mainly due to the expiration of the useful lives of some of our property and equipment.

     Financial (Income) Expenses and Holding Losses Net. Our net financial expenses and holding losses were Ps. 24.5 million in the three-month period ended March 31, 2005, compared with financial losses, net, of Ps. 16.0 million in the three-month period ended March 31, 2004. The increase in net financial expenses and holding losses for the three-month period ended March 31, 2005 compared to the same period of 2004 is attributable principally to a lower impact of the appreciation of the peso in relation to the U.S. dollar on the Company’s U.S. dollar-denominated assets and debt during the first quarter of 2005 (Ps. 37.5 million), as compared to the first quarter of 2004 (Ps. 46.5 million), as well as an increase in interest expenses of Ps. 5.4 million resulting from the devaluation of the peso in relation to the U.S. dollar in the first quarter of 2005 compared to the same period of 2004, which was partially offset by a decrease in commissions and other expenses of Ps. 6.6 million.

     Other Non-Operating Income (Expenses), Net. Other non-operating income, net, were Ps. 1.4 million in the three-month period ended March 31, 2005, compared to other non-operating expenses, net, of Ps. 2.2 million in the three-month period ended March 31, 2004. Other non-operating income net, in the three-month period ended March 31, 2005 was mainly attributable to a gain on the sale of property of Ps. 1.4 million and a recovery of other receivables of Ps. 0.9 million and was partially offset by provisions for lawsuits and contingencies of Ps. 0.9 million.

     Income Taxes and/or Tax on Minimum Notional Income. We recorded a loss in income taxes for the three-month period ended March 31, 2005 of Ps. 4.7 million compared to a loss of Ps. 4.3 million for the three-month period ended March 31, 2004. Under Argentine tax regulations we were required to determine our amortization and depreciation expenses without taking into account the restatement of our assets to reflect inflation, which resulted in a taxable gain. Losses were also attributable to income taxes paid by our subsidiaries.

     Net Gain/Loss. We recorded a net loss of Ps. 6.3 million for the three-month period ended March 31, 2005, as compared to a net loss of Ps. 8.1 million for the three-month period ended March 31, 2004, as a result of the factors described above.

Liquidity and Capital Resources

     We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

equity contributions from our shareholders;
borrowings under bank facilities or debt security issuances;
cash flow from operations; and
financing by sellers of cable systems we acquire.

     The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments prevented us from raising the funds required to discharge our debt obligations as they became due in 2002, 2003, 2004 and are coming due in 2005. As a result, we have defaulted on all payments on our Existing Notes that have come due, and all principal payments and a substantial portion of our interest payments on our Bank Debt since February 2002. See “Continuation of Operations.” Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations.

     As of March 31, 2005, our accumulated losses exceeded 50% of our capital and 100% of our reserves. Section 206 of the Argentine Companies Law establishes mandatory capital reduction in such situations. This situation will be remedied if and when we consummate the transactions contemplated in our APE.

     At March 31, 2005, our cash position (including short term investments) totaled Ps. 254.1 million. During the three-month period ended March 31, 2005 we primarily applied cash flows from operating activities to ensure the continuity of our operations. We estimate our expenses related to the restructuring of our Existing Debt, excluding expenses incurred in the Section 304 petition and as a result of the Huff litigation, at approximately U.S.$ 11.0 million. We would also need to use approximately U.S.$ 22.5 million of the cash currently available to us to pay the purchase price for the Existing Debt subject to the cash option in our APE.

     During the first quarter of 2005 we applied a portion of our cash flows from operations to upgrade part of our network to facilitate the provision of broadband services. We applied Ps. 25.9 million to investment activities, as compared to Ps. 8.0 million in the first quarter of 2004.

Condensed from the original prepared in Spanish for publication in Argentina

INDEX TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Multicanal S.A.

1.

We have reviewed the accompanying interim consolidated balance sheet of Multicanal S.A. and its subsidiaries as of March 31, 2005, and the related interim consolidated statements of operations, of cash flows and of changes in shareholders’ equity for each of the three-month periods ended March 31, 2005 and 2004. These interim consolidated financial statements are the responsibility of the Company’s management.

2.

We conducted our reviews in accordance with auditing standards generally accepted in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.

Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these condensed unaudited interim consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of these condensed unaudited interim consolidated financial statements.

4.

We are not in a condition to foresee if the assumptions used by Management to prepare their projections will take place in the future and as a result, if the net asset of deferred taxes will be recovered.

5.

Based on the work done and our examination of the financial statements of the Company and its consolidated financial statements for the years ended December 31, 2004 and 2003, on which we issued our qualified report dated March 9, 2005 due to the circumstances indicated in paragraphs 3 and 4 herein, we report that:

a)

The unaudited interim consolidated financial statements of Multicanal S.A. at March 31, 2005 and 2004, detailed in paragraph 1, prepared in accordance with accounting principles generally accepted in the Autonomous City of Buenos Aires, consider all significant facts and circumstances which are known to us. We have no observations to make other than those indicated in paragraphs 3 and 4.

b)

The information included for comparative purposes in the consolidated balance sheets and in the supplementary notes to the attached financial statements is derived from the Company’s accounting records at December 31, 2004.

9.

The accompanying condensed consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina May 10, 2005	PRICE WATERHOUSE & CO. S.R.L. by/s/Carlos A. Rebay (Partner)
Carlos A. Rebay

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

(At March 31, 2005 and December 31, 2004)

	March 31,	December 31,
	2005 (Unaudited)	2004
	$
ASSETS
CURRENT ASSETS
Cash and banks	195,246,464	182,064,389
Short-term investments (Note 3 (a))	58,850,197	51,193,257
Trade receivables (Note 3 (b))	18,713,053	18,989,354
Receivables from related parties	13,432,537	13,093,359
Other (Note 3 (c))	56,285,530	55,411,769
Total current assets	342,527,781	320,752,128
NON-CURRENT ASSETS
Long-term investments (Note 3 (e))	7,470,181	6,896,177
Property and equipment, net (Note 4)	425,727,426	424,711,853
Intangible assets (Note 5)	30,213,200	31,634,861
Goodwill (Note 3(f))	1,179,725,323	1,180,519,258
Other (Note 3 (d))	463,036,994	463,995,292
Total non-current assets	2,106,173,124	2,107,757,441
Total assets	2,448,700,905	2,428,509,569
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	86,824,202	76,107,255
Short-term bank and financial debt (Notes 3 (g) and 7)	2,222,617,274	2,208,644,560
Acquisition related debt	314,315	314,315
Taxes payable	15,055,979	16,379,412
Debt with related parties	437,055	15,088
Payroll and social security	11,614,044	12,121,948
Other (Note 3 (h))	8,020,606	6,794,996
Total current liabilities	2,344,883,475	2,320,377,574
NON-CURRENT LIABILITIES
Accounts payable and accrued liabilities	741,152	839,973
Taxes payable	1,103,164	1,075,348
Acquisition related debt	100,633	100,633
Long-term bank and financial debt	239,753	239,753
Other (Note 3 (i))	11,751,251	11,127,253
Provision for lawsuits and contingencies (Note 6 (c))	17,875,956	17,254,671
Total non-current liabilities	31,811,909	30,637,631
Total liabilities	2,376,695,384	2,351,015,205
TEMPORARY TRANSLATION DIFFERENCES	(2,095,636)	(2,444,276)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	28,683,801	28,206,862
SHAREHOLDERS’ EQUITY (as per related statement)	45,417,356	51,731,778
Total liabilities, Temporary translation differences, Minority interest in consolidated subsidiaries and Shareholders’ equity	2,448,700,905	2,428,509,569

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

(For the three-month periods ended March 31, 2005 and 2004)

	March 31,
	2005 (Unaudited)	2004 (Unaudited)
	$
Net revenues (Note 3 (j))	148,347,853	131,070,287
Operating costs
Direct operating expenses (Exhibit)	(73,100,354)	(59,882,786)
General and administrative expenses (Exhibit)	(16,199,015)	(16,884,588)
Selling and marketing expenses (Exhibit)	(11,543,373)	(9,790,795)
Depreciation and amortization	(26,009,585)	(30,348,948)
Operating gain	21,495,526	14,163,170
Non-operating expenses
Financial income / (expenses) and holding results, net
On assets
Exchange differences and results from conversion	(5,069,742)	(4,283,215)
Bank expenses	(255,526)	(249,277)
Holding gains/short-term investments	72,960	64,256
Interest	1,685,645	403,768
On liabilities
Interest	(54,530,098)	(49,124,609)
Loan restatement	(2,951,485)	(914,000)
Exchange differences	42,614,413	50,767,940
Tax on debits and credits to bank current accounts	(1,550,544)	(1,532,916)
Commissions	(4,470,781)	(11,104,067)
Other non-operating income / (expenses), net (Note 3 (k))	1,411,794	(2,221,177)
Loss before income taxes, minority interest and equity in the gains of affiliated companies	(1,547,838)	(4,030,127)
Income taxes and / or tax on minimum notional income	(4,665,493)	(4,253,437)
Loss before minority interest and equity in the gains of affiliated companies	(6,213,331)	(8,283,564)
Equity in the gains of affiliated companies	373,698	88,262
Minority interest in results of consolidated subsidiaries	(474,789)	53,720
Net loss	(6,314,422)	(8,141,582)
Net loss per share	(0.02)	(0.02)
Weighted average number of shares	371,635,103	371,635,103

The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(For the three-month periods ended March 31, 2005 and 2004)

		SHAREHOLDERS' CONTRIBUTIONS
	Number of issued and authorized common shares par value Ps. 1	Share capital	Adjustments to capital	Additional paid-in capital	Merger premium	Reserve	Legal reserve	Retained earnings (accumulated deficit)	Total shareholders’ equity
At January 1, 2004	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,815,422,317)	182,656,042
Net loss for the period	-	-	-	-	-	-	-	(8,141,582)	(8,141,582)
At March 31, 2004	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,823,563,899)	174,514,460
At January 1, 2005	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,946,346,581)	51,731,778
Net loss for the period	-	-	-	-	-	-	-	(6,314,422)	(6,314,422)
At March 31, 2005	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,952,661,003)	45,417,356

The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statement.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(For the three-month periods ended March 31, 2005 and 2004)

	March 31,
	2005 (Unaudited)	2004 (Unaudited)
	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(6,314,422)	(8,141,582)
Adjustments to reconcile net (loss) gain to net cash provided by operating activities:
Accrued income tax	4,665,493	4,253,437
Depreciation and disposal of fixed assets	24,689,558	28,821,441
Intangible assets amortization	1,320,027	1,527,507
Equity in the losses of affiliated companies	(373,698)	(88,262)
Loan restatement	2,951,485	914,000
Interest accrued on financial liabilities and acquisition of cable	53,966,683	48,720,386
Result from restatement of negotiable obligations	(42,943,425)	(49,015,797)
Minority interest in results of consolidated subsidiaries	474,789	(53,720)
Provision for lawsuits and contingencies	874,050	1,100,000
Result from holding of long-term investments	-	(1,071)
Income tax paid	(2,826,854)	(2,647,266)
Decrease (increase) in assets
Trade receivables	276,301	(637,985)
Other current assets	815,082	(1,293,340)
Other non-current assets	(1,561,464)	(1,204,972)
Receivables from related parties	(339,178)	130,763
Increase (decrease) in liabilities
Debt with related parties	421,967	-
Other current and non-current liabilities	1,849,608	2,674,170
Accounts payable and accrued liabilities	10,618,126	4,647,952
Payroll and social security	(507,904)	(1,321,534)
Current and non-current taxes payable	(2,799,864)	(1,030,686)
Provision for lawsuits and contingencies	(252,765)	(142,753)
Temporary translation differences	1,687,482	2,393,923
Cash provided by operations	46,691,077	29,604,611
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from sales and disposals	(26,133,091)	(7,891,056)
(Acquisitions)/Sales of cable systems and subscribers and (increase) decrease in goodwill and intangible assets	(213,469)	(665,949)
Dividends received	496,527	588,000
Cash used in investment activities	(25,850,033)	(7,969,005)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of acquisition related debt	-	(1,455,809)
Payment of interest on loans	(2,029)	-
Decrease of minority interest in consolidated subsidiaries	-	(4,199,236)
Cash used in financing activities	(2,029)	(5,655,045)
INCREASE IN CASH AND CASH EQUIVALENTS	20,839,015	15,980,561
Cash and cash equivalents at the beginning of period	233,257,646	187,926,696
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	254,096,661	203,907,257

The accompanying notes and exhibit are an integral part of these consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(For the three-month period ended March 31, 2005 and comparatives)

NOTE 1 - BUSINESS AND FORMATION OF THE COMPANY

(a) Business

Multicanal S.A. (the “Company” or “Multicanal”), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders’ contributions.

(b) Formation of the Company

On January 1, 2001 the Company carried out a business reorganization process through which it absorbed Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anónima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Televisión por Cable S.A. and Cable Visión Corrientes Sociedad Anónima (the “Fifth Merger”), which were dissolved without being liquidated. In its capacity as the absorbing company, the Company continued with the operations of the absorbed companies. As a result of the merger, the Company increased its capital stock by $ 867,810, i.e. from $ 365,953,227 to $ 366,821,037, through the issuance of 867,810 ordinary, nominal and non-endorsable Class A shares of $ 1 par value and 5 votes each, delivered to Grupo Clarín S.A. in lieu of 16,303,000 ordinary, nominal and non-endorsable shares held in Plataforma Digital S.A.

As the Company is a publicly held corporation, on April 11, 2001 an application was filed with the Comisión Nacional de Valores (National Securities Commission or the “CNV”) for administrative approval of such business reorganization process, as required by applicable regulations. Through Resolution No. 14928, on October 7, 2004 the CNV approved the Fifth Merger subject to the submission of evidence of the registration of the Fourth Merger with the Public Registry of Commerce, which registration was effected on October 22, 2004. The fifth merger and the capital increase resulting from the merger were registered at the Public Registry of Commerce on November 4, 2004 and November 26, 2004, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of presentation of the consolidated financial statements

The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

The consolidated financial statements include accounts of Multicanal and the following subsidiaries:

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	% of capital and votes held by Multicanal
	March 31,	December 31,
	2005	2004
	%
Subsidiaries
Telesur Teledifusora Río Cuarto S.A.	100.00	100.00
Delta Cable S.A.	84.00	84.00
TV Cable San Francisco S.A.	100.00	100.00
A.V.C. Continente Audiovisual S.A.	90.00	90.00
Televisora Privada del Oeste S.A.	51.00	51.00
Pem S.A.	100.00	100.00
CV Berazategui S.A.	70.00	70.00
San Lorenzo T.V. Cable S.A.	100.00	100.00
La Capital Cable S.A.	50.00	50.00
Chaco Cable Color S.R.L. (1)	100.00	100.00
Teledifusora San Miguel Arcángel S.A.	50.10	50.10
Tevemundo S.A.	100.00	100.00
Cable Imagen S.R.L. (1)	100.00	100.00
Televisión Dirigida S.A.E.C.A.	89.39	89.39
Cablevisión Comunicaciones S.A.E.C.A.	89.81	89.81
Tres Arroyos Televisora Color S.A.	74.92	74.92
Wolves Televisión S.A.	100.00	100.00
Adesol S.A.	100.00	100.00
Cable Video Sociedad Anónima	100.00	100.00
Hazen Limited	100.00	100.00

(1)	Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).

The financial statements for the three-month periods ended on March 31, 2005 and 2004 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results for each period. The results for the three-month periods ended on March 31, 2005 and 2004 do not necessarily reflect the proportion of Company’s results for the full years.

2.2.	Recognition of the effects of inflation

The consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, restatement of the financial statements was discontinued until December 31, 2001 as a result of a period of economic stability. Between January 1, 2002 and March 1, 2003 the effects of inflation were recognized as a result of a period of high inflation. As from that date, in accordance with Decree No. 664 of the National Executive Branch and Resolution No. 441/03 issued by the CNV, restatement of the financial statements was discontinued.

This criterion is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. This deviation has not had a material effect on these financial statements.

2.3.	Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Argentine Generally Accepted Accounting Principles (“GAAP”) and the requirements of the CNV and are presented in Argentine pesos (“Ps.”).

The Company has maintained the same disclosure criteria used in previous years in relation to this matter, and will adopt the new accounting standards when so required by the control authorities.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These consolidated financial statements do not include all the additional disclosures required by the US Securities and Exchange Commission (“SEC”) or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

2.4. Comparative financial statements

Certain reclassifications have been included in the financial statements at December 31, 2004 and for the three-month period ended March 31, 2004 which are presented for comparative purposes.

2.5.	Valuation criteria

The principal valuation criteria used in the preparation of these consolidated financial statements are as follows:

(a)	Cash and Banks

Cash on hand was recorded at face value.

(b)	Foreign currency

Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at period-end exchange rates.

The financial debt incurred by the Company in the issuance of negotiable obligations has been valued according to a conservative criterion, as mentioned in the preceding paragraph. Notwithstanding this, the Company reserves the right to consider that debt pesified, as stated in its submission of the legal proceeding to seek approval of the acuerdo preventivo extrajudicial (the “APE”) (See Note 12).

(c)	Short-term investments

Time deposits were valued according to the amount deposited at the time of the transaction plus accrued financial interest based on the internal rate of return determined at that time.

(d)	Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the estimated cash value at the time of the transaction plus interest and implicit financial components accrued based on the internal rate of return determined at such time.

Trade receivables include an allowance for doubtful accounts, which is considered to be sufficient to absorb future losses due to uncollectible loans.

(e) Financial receivables and payables

Financial receivables and payables were valued based on the sums of money disbursed and collected, respectively, plus financial results accrued based on the rate estimated at that time.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(f) Other receivables and payables

Sundry receivables and payables were valued based on the best estimates of the amounts receivable and payable, respectively.

(g) Long-term investments

Long-term investments in subsidiaries and related companies were valued by the equity method of accounting.

The professional accounting standards used by the subsidiaries and related companies for the preparation of its financial statements are the same as those used by the Company. In the event of differences, the corresponding adjustments were made.

Foreign companies: Cable Visión Comunicaciones S.A.E.C.A., Televisión Dirigida S.A.E.C.A., and Adesol S.A. were classified as not integrated with the operations of the Company as these companies generate revenue, incur expenses and obtain financing in their countries of incorporation. Hazen Limited was classified as integrated with the operations of the Company as established by Technical Pronouncement No. 18.

The figures of the financial statements of the non-integrated companies located abroad have been converted to pesos applying the period-end exchange rate. Exchange differences arising from conversion have been charged to the Temporary Translation Differences line and amounted to ($2,095,636) and ($2,444,276) at March 31, 2005 and December 31, 2004, respectively.

Long-term investments in companies in which no significant control or influence is exercised were valued at their restated acquisition cost following the guidelines mentioned in Note 2.2.

(h) Property and equipment

Property and equipment were valued at restated acquisition cost following the guidelines indicated in Note 2.2., net of accumulated depreciation.

Depreciation was calculated by the straight-line method based on the estimated useful lives of the assets, using annual rates sufficient to extinguish asset values by the end of their useful lives.

Aggregate assets value does not exceed their economic value to the business at the end of the period.

(i) Intangible assets

Intangible assets represent basically exploitation rights, concessions, purchase value of the subscriber portfolio, etc. and were valued at restated cost following the guidelines indicated in Note 2.2., net of accumulated amortization.

Amortization was computed by the straight-line method, based on an estimated useful life of between 5 and 20 years.

Aggregate value of intangible assets does not exceed their estimated recoverable value at the end of the period.

(j) Goodwill

Goodwill represents the higher value disbursed on the corresponding proportional equity value of the investments. Goodwill was restated following the guidelines indicated in Note 2.2.

As from January 1, 2003, goodwill has not been amortized, as it had unspecified useful life directly related to the Company’s business.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Company regularly evaluates goodwill for recoverability based on estimates and the evaluation of available information at the date of issue of the financial statements. It is estimated that the aggregate value of goodwill, net of the allowance recorded, is lower than recoverable value at the end of the period.

(k) Income Tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

To determine deferred tax assets and liabilities the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and the tax loss carryforwards, observing the regulations in effect at the date of issue of these consolidated financial statements.

Since it is unlikely that future taxable income will absorb part of net assets timing differences and tax loss carryforwards, the Company has recorded an impairment on net asset timing differences and has not recognized the tax loss carryforwards that it estimates will not be absorbed.

The Company has analyzed the recoverability of the net deferred tax asset determined at December 31, 2004 based on its current business plans and has therefore recorded the net asset timing differences and loss carry-forwards it expects to offset in future fiscal years.

As established by CNV regulations, deferred tax assets and liabilities were not discounted. This criterion is not in line with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted, however, at March 31, 2005, this deviation has not had a material impact on these financial statements.

(l) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current rate (1%) on computable assets at the end of the year. This tax complements income tax. The tax obligation of the Company during each year will be determined by the higher of the two taxes. However, if in a given year minimum notional income tax exceeds income tax, that amount in excess can be computed as payment on account of income tax determined in the following ten years.

In May 2001 the Company was included in the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). For this reason, the Company was exempt from this tax until December 31, 2002.

The Company recognized minimum notional income tax accrued during the period and paid in previous years as a credit, as it estimates that it will be able to compute it as payment on account of income tax in future years.

(m) Provision for lawsuits and contingencies

A provision has been set up to cover potential labor, commercial, tax and other types of contingencies that could generate liabilities for the Company. The opinion of the Company’s legal counsel has been taken into account for purposes of calculation of the amount and likelihood of occurrence.

(n)	Shareholders’ equity

These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.2.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The “share capital” account has been stated at its historical nominal value. The difference between the capital stock stated in constant currency and the capital stock stated in historical nominal value has been disclosed under the “adjustments to capital” account, in the shareholders’ equity.

(o)	Recognition of revenues

Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company’s revenues are presented net of the allowance for doubtful accounts.

(p)	Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.

(q) Programming rights

Programming rights pending invoicing at the period-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(r)	Employee severance indemnities

Severance pay is expensed at the time of payment.

(s) Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

NOTE 3 - ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

	March 31,		December 31,

	2005 (Unaudited)		2004

		$

CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a) Short-term investments
Money market instruments	35,829		35,829
Time deposits	58,526,984		50,750,108
Other	287,384		407,320

	58,850,197		51,193,257

(b) Trade receivables
From subscriptions	21,153,460		22,462,760
From advertising	8,816,845		11,163,661
Notes receivable	15,379		20,676
From new businesses	2,856,431		2,021,377
Credit cards	2,388,153		2,357,297
From assurance	3,641,096		3,963,425
Other	187,383		169,005
Allowance for doubtful accounts (Note 6 (a))
From subscriptions	(16,562,148)		(17,756,612)
From advertising	(3,383,387)		(5,012,076)
From new businesses	(400,159)		(400,159)

	18,713,053		18,989,354

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	March 31,		December 31,

	2005 (Unaudited)		2004

		$

(c) Other
Advances to suppliers	5,340,390		6,526,297
Receivables from minority shareholders	134,206		334,206
Tax advances	2,719,194		3,797,906
Deposits in guarantee	401,708		533,708
Other receivables	6,893,022		6,936,622
Prepaid expenses	8,816,236		5,247,245
Advances to employees	161,960		395,474
Judicial deposits	15,630,230		15,332,756
Dividends receivable	3,068		499,595
Other	16,185,516		15,807,960

	56,285,530		55,411,769

NON-CURRENT ASSETS
(d) Other
Prepaid expenses	18,295,115		19,147,204
Net deferred tax assets	431,126,490		433,647,041
Tax advances	12,703,060		11,020,208
Deposits in guarantee	280,396		180,839
Other	631,933		-

	463,036,994		463,995,292

(e) Long-term investments
Investments in companies carried under the equity method
(Note 10)	6,563,756		6,190,058
Advances for the purchase of companies	6,974,306		6,912,000
Provision for recovery of investments (Note 6 (d))	(6,624,000)		(6,762,000)
Investments in companies carried at cost	556,119		556,119

	7,470,181		6,896,177

(f) Goodwill
Original Value	2,608,634,955		2,609,961,615
Accumulated amortization	(854,750,830)		(855,283,555)

	1,753,884,125		1,754,678,060
Allowance for impairment of Goodwill	(574,158,802)		(574,158,802)

	1,179,725,323		1,180,519,258

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	March 31,		December 31,

	2005 (Unaudited)		2004

		$

CURRENT LIABILITIES
(g) Short-term bank and financial debt
Overdraft facilities	57,144		57,144
Corporate Bonds
Capital	1,482,927,840		1,513,398,960
Interests payable	654,128,575		613,426,605
Loans
Capital	44,692,167		44,694,027
Interests payable and restatements	40,811,548		37,067,824

	2,222,617,274		2,208,644,560

(h) Other
Other provisions	748,821		113,571
Debt with minority shareholders	259,704		259,704
Dividends payable	2,207,808		2,260,626
Sundry creditors	247,256		762,010
Other	4,557,017		3,399,085

	8,020,606		6,794,996

NON-CURRENT LIABILITIES
(i) Other
Investments in companies carried under the equity method – Fintelco S.A.
(Note 10)	10,870,137		10,870,137
Other	881,114		257,116

	11,751,251		11,127,253

	March 31,		December 31,

	2005 (Unaudited)		2004

		$

CONSOLIDATED STATEMENT OF OPERATIONS
(j) Net revenues
Gross sales
From subscriptions	142,986,028		128,082,473
From advertising	2,258,697		2,276,503
Other	3,881,663		1,701,005
Allowance for doubtful accounts
From subscriptions	(738,789)		(988,935)
From advertising - recovery	(39,746)		(759)

	148,347,853		131,070,287

(k) Other non-operating income / (expenses), net
Provision for lawsuits and contingencies	(874,050)		(1,100,000)
Recovery of sundry receivables	885,000		-
Gain on the sale of real estate	1,395,507		-
Other	5,337		(1,121,177)

	1,411,794		(2,221,177)

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT

	March 31, 2005
	Original value	Accumulated depreciation	Net book value	Assets lives years
	(Unaudited)	(Unaudited)	(Unaudited)
		$
Installations, external wiring and transmission equipment	1,445,245,808	(1,177,840,429)	267,405,379	10
Properties	121,018,319	(50,078,845)	70,939,474	50
Computer equipment	71,520,657	(63,941,224)	7,579,433	5
Furniture, fixtures and tools	54,704,423	(51,128,081)	3,576,342	10
Vehicles	30,106,918	(27,042,554)	3,064,364	5
Materials, net of provision for obsolescence of materials	54,853,520	-	54,853,520	-
Work in progress	5,537,390	-	5,537,390	-
Advances to suppliers	12,771,524	-	12,771,524	-
Total	1,795,758,559	(1,370,031,133)	425,727,426

	December 31, 2004
	Original value	Accumulated depreciation	Net book value	Assets lives years
		$
Installations, external wiring and transmission equipment	1,437,330,608	(1,158,972,517)	278,358,091	10
Properties	122,283,816	(49,301,866)	72,981,950	50
Computer equipment	71,055,348	(63,096,399)	7,958,949	5
Furniture, fixtures and tools	54,383,614	(50,831,235)	3,552,379	10
Vehicles	30,524,910	(27,277,422)	3,247,488	5
Materials, net of provision for obsolescence of materials	44,931,062	-	44,931,062	-
Work in progress	12,543,681	-	12,543,681	-
Advances to suppliers	1,138,253	-	1,138,253	-
Total	1,774,191,292	(1,349,479,439)	424,711,853

The consolidated net additions of fixed assets for the three-month periods ended March 31, 2005 and 2004 amounted to Ps. 26,133,091 and Ps. 7,891,056, respectively.

The consolidated depreciation of property and equipment for three-month periods ended March 31, 2005 and 2004 amounted to Ps. 24,689,558 and Ps. 28,821,441, respectively.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - INTANGIBLE ASSETS

	March 31, 2005
	Original value	Accumulated amortization	Net book value
	(Unaudited)	(Unaudited)	(Unaudited)
	$
Purchased subscribers	27,678,117	(12,999,921)	14,678,196
Others	40,647,789	(25,112,785)	15,535,004
Total	68,325,906	(38,112,706)	30,213,200

	December 31, 2004
	Original value	Accumulated amortization	Net book value
	$
Purchased subscribers	27,678,117	(12,642,411)	15,035,706
Others	40,987,996	(24,388,841)	16,599,155
Total	68,666,113	(37,031,252)	31,634,861

The consolidated amortization of intangible assets for three-month periods ended March 31, 2005 and 2004 amounted to Ps. 1,320,027 and Ps. 1,527,507, respectively.

NOTE 6 - ALLOWANCES AND CERTAIN PROVISIONS

(a)	Allowance for doubtful accounts

	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2005 (Unaudited)	2004	2005 (Unaudited)	2004	2005 (Unaudited)	2004
	From subscriptions		From advertising	From new businesses
	$
Balance at the beginning of the period / year	17,756,612	20,285,188	5,012,076	5,710,992	400,159	400,159
Increase / (Decrease) (recorded as loss)	738,789	3,004,007	39,746	172,447	-	-
(Write-off) (*)	(1,933,253)	(5,532,583)	(1,668,435)	(871,363)	-	-
Balance at the end of the period / year	16,562,148	17,756,612	3,383,387	5,012,076	400,159	400,159

(*) Includes result of exposure to inflation.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Provision for obsolescence of materials

	March 31,	December 31,
	2005 (Unaudited)	2004
	$
Balance at the beginning of the period / year	11,036,033	11,146,358
Increase (Decrease) of provision	249	(110,325)
Balance at the end of the period / year	11,036,282	11,036,033

(c) Provision for lawsuits and contingencies

	March 31,	December 31,
	2005 (Unaudited)	2004
	$
Balance at the beginning of the period / year	17,254,671	19,831,019
Increase (recorded as loss)	874,050	899,517
Decrease of provision (*)	(252,765)	(3,475,865)
Balance at the end of the period / year	17,875,956	17,254,671

(*) Includes result of exposure to inflation.

(d) Provision for recovery of investments

	March 31,	December 31,
	2005 (Unaudited)	2004
	$
Balance at the beginning of the period / year	6,762,000	6,635,500
Increase (Decrease) of provision (*)	(138,000)	126,500
Balance at the end of the period / year	6,624,000	6,762,000

(*) Includes result of exposure to inflation and exchanges differences.

NOTE 7 - BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated through application of the Reference Stabilization Coefficient (“CER”), the Company’s financial debt, subject to restructuring under the terms of the APE, is made up as follows:

(a) US$ 125 million 9¼ % Notes due 2002 and US$ 125 million 10½ % Notes due 2007

On January 28, 1997, the Board of Directors of Multicanal approved the issuance of two series of securities, the US$ 125 million 9¼ % Notes due 2002 and the US$ 125 million 10½ % Notes due 2007 (collectively, the “Notes”), in each case interest to be paid semi-annually. The aggregate net proceeds of the issue of the Notes due 2002 and the Notes due 2007 of US$ 244,882,500, together with US$ 5,117,500 corresponding to cash generated by the operations, were used to repay a US$ 200 million loan facility arranged by The Boston Investment Group S.A., Banco Río de la Plata S.A. and Galicia Capital Markets S.A. in 1995 (the “1995 Loan Facility”) and to refinance short-term bank debt and other indebtedness. Appropriation to payment was effected on February 3, 1997.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Notes due 2002 and the Notes due 2007 contained customary affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of additional debt, creation of liens on assets, disposal of assets, mergers and payments of dividends.

On July 2, 1997, the Notes due 2002 and the Notes due 2007 were registered with the SEC, and the Company concluded exchange offers involving those obligations on August 3, 1997 and September 4, 1998.

(b) Establishment of a Medium-Term Note Program of up to US$ 350,000,000

During the Ordinary Shareholders’ Meeting held on April 4, 1997, the Shareholders approved the establishment of a Medium-Term Note Program (the “Program”) for the issue of unsecured corporate debt, in different currencies, provided that the maximum outstanding amount, after adding all series and classes of notes issued under the Program, does not exceed US$ 350,000,000, or an equivalent amount if any such issue is in another currency, at any time. On May 8, 1997, the CNV approved the public offer of Corporate Bonds under the abovementioned Program. On July 24, 1997, the abovementioned Program was approved by the Buenos Aires Stock Exchange (“BCBA”).

(i) Issue of US$ 150 million Series C 10½ % Notes due 2018

On March 10, 1998, the Board of Directors of Multicanal approved the terms and conditions for the issuance under the Program of US$ 150 million Series C 10½ % Notes due 2018 (the “Series C Notes”). The Series C Notes will mature on April 15, 2018 and bear interest at the rate of 10½ % payable semi-annually.

The net proceeds received by the Company from the placement, amounting to approximately US$ 144.3 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems, short-term bank debt, other liabilities and costs and related expenses.

The Series C Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

On September 4, 1998, the Series C Notes were registered with the SEC, and the Company’s exchange offer related to the Series C Notes was concluded on October 6, 1998.

(c)	Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

The Company’s shareholders approved, at a self-summoned Unanimous Ordinary Meeting held on November 24, 1997, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 200,000,000 to US$ 550,000,000. On December 2 and 22, 1998 and February 16, 1999, the CNV, the BCBA and the over-the-counter market (“MAE”), respectively, approved the abovementioned increase.

Subsequently, on January 19, 1999, the Company’s shareholders approved an additional increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 500,000,000 to US$ 1,050,000,000. On March 31, April 5 and 13, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

(i) Issue of US$ 175 million Series E Notes due 2009

In March 1999 the Board of Directors of Multicanal approved the terms and conditions for the issue of the Series E Notes under the Medium-Term Note Program.

The principal amount of the Series E Notes totals US$ 175 million and matures on April 15, 2009. The Series E Notes are subject to early repayment, in whole or in part, at the option of holders, on April 15, 2004. If a holder exercises its early repayment option, the Series E Notes will be repaid at a price equal to 100% of the principal amount plus interest accrued thereon and unpaid and additional amounts, if any,

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

which could be claimed through the repayment date. The Notes bear interest at the rate of 13.125%, payable semi-annually.

The net proceeds of the issue, which amounted to US$ 170.5 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems and other short-term financial liabilities.

The listing and negotiation of the Series E Notes were authorized by the BCBA and the MAE on April 14 and 15, 1999, respectively.

The Series E Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

On September 13, 1999, the Series E Notes due 2009 were registered with the SEC, and the Company’s exchange offer related to the Series E Notes was concluded on October 21, 1999.

(ii)   Issue of US$ 144 million Series J Floating Rate Notes due 2003

On August 22, 2001, the Board of Directors of Multicanal approved the issue of US$ 144,000,000 of its Series J Floating Rate Notes under the Global Program for up to US$ 1,050,000,000.

The Series J Notes were issued on August 24, 2001 in the amount of US$ 144 million, and the maturity date is August 22, 2003. The Series J Floating Rate Notes bear interest at the LIBO rate indicated for deposits in dollars on page “3,750” of the Telerate monitor plus 5½ %. Interest is payable on a quarterly basis.

On August 24, 2001 the Company issued the Series J Floating Rate Notes, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes). Pursuant to the terms and conditions agreed upon, the Company paid US$ 20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company’s obligations corresponding to such Notes.

Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges, and (iv) the sale of certain assets of the Company and certain of its subsidiaries. In addition, the Company agreed that its net debt (Bank and financial debts plus Acquisition-related debt less Cash and cash equivalents) would not exceed US$ 700,000,000, that it will not invest in fixed or capital assets in excess of US$ 40,000,000 during any 12 month-period.

Repurchases

During the last quarter of 2001 and in January 2002, the Company repurchased notes issued by it for US$ 211,148,000. Consequently, the principal balance after such repurchases was as follows: Notes due 2002, US$ 96.7 million; Notes due 2007, US$ 98.8 million; Series C Notes, US$ 37.6 million; Series E Notes, US$ 130.8 and Series J Notes, US$ 144 million.

Deferred Payments

On February 1, 2002, the Company was forced to postpone the payment of principal and interest on its 9¼ % Notes due 2002 and interest on its 10½ % Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange and regulatory measures described in Note 12. Subsequently on February 26, 2002, the Company deferred the payment of interest on its Series J Floating Rate Notes due 2003.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On April 15, 2002, the Company deferred payments of interest on its Series C 10½ % Notes due in 2018, and its Series E 13.125% Notes due in 2009 due to the worsening of the Argentine economic crisis.

Proposal for the restructuring of the financial debt

On January 31, 2003 the Company launched an offer to purchase (the “Cash Tender Offer”) its 9¼% Notes due 2002, 10½% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10½% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the “Existing Notes”), and other financial indebtedness (the “Bank Debt” and together with the Existing Notes, the “Existing Debt”).

On February 7, 2003, as a second stage of the restructuring process the Company announced that it was soliciting (the “APE Solicitation”) from holders of Existing Debt powers of attorney in favor of an attorney-in-fact, to execute an APE which was successively extended until December 12, 2003, date on which the offer was closed, the Company having accepted it.

On July 25, 2003 the Company publicly announced the amendment of its Cash Tender Offer (the “Cash Tender Offer”, as amended, the “Cash Option Solicitation”) and the APE Solicitation as a result of the requests made by its creditors, including an increase in the consideration offered to the holders of the Existing Debt that participate in the APE Solicitation, modification of the minimum participation requirements of the APE Solicitation, modification of certain conditions precedent of the APE Solicitation and the Cash Option Solicitation and inclusion of the cash payment pursuant to the Cash Option Solicitation as an option in the APE Solicitation.

On December 10, 2003 a meeting of holders of all series of Existing Notes was held, the call of which was resolved by the Federal Court of Original Jurisdiction dealing with Commercial Matters No. 4, Clerk’s Office 8, of the City of Buenos Aires, Argentina (the “Argentine Court”), as called for by Section 45 bis of Law 24522 (LCQ). Holders of Existing Notes who voted for the Company’s APE at that meeting, together with the holders of Bank Debt who had agreed to assume obligations under the APE, represented approximately 67.61% of the amount of the Existing Debt at June 30, 2003, for purposes of determining the degree of acceptance of the Company’s APE. On December 17, 2003, after the filing made by the Company, the Argentine Court considered the requirements for the order for relief of APE to have been met and ordered the publication of the notices prescribed by Section 74 of the LCQ for filing opposition. The Company published those notices on December 31, 2003 and the time frame given to creditors for filing opposition to the APE expired on February 13, 2004.

On April 14, 2004 the Company was notified of the contents of the court ruling issued in the case captioned “Multicanal S.A. s/Acuerdo Preventivo Extrajudicial” under the jurisdiction of the Argentine court, rejecting the claims filed and confirming the APE filed by the Company (the “April 14 Decision”).

The April 14 Decision also established the obligation to call those who have voted against or abstained from voting at the meeting held pursuant to Section 45 bis, as well as those who were absent, so that within 30 days counted as from the last publication of legal notices, (to be carried out for the term and in the locations noted for the meeting held under Section 45 bis of the Argentine Insolvency Law) were required to exercise the right granted to the rest of the creditors to elect among the three options presented, under the same conditions as those who had already made such election directly with the debtor; provided that in the case of silence such creditor’s holdings shall be allocated to the Available Options (as such term is defined in the APE).

On October 4, 2004 the Court of Commercial Appeals confirmed the April 14 Decision and on December 14, 2004 dismissed the extraordinary appeal filed by State Street Bank & Trust Co., which claimed to have filed a reconsideration for the dismissal due to the rejection of extraordinary appeal. This appeal has been dismissed. The records of the case were returned to the Argentine Court, which must issue a resolution on a petition filed by State Street Bank & Trust Co. requesting suspension of the publication of legal notices ordered in the April 14 Decision. The Company considers that this petition should be rejected by the Argentine Court. Once this case has been settled, the Company will proceed to the publication of the legal notices ordered in the April 14 Decision.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

After the term for publishing the legal notices has expired, the Company will carry out the necessary formalities to comply with the proposal approved.

Subject to allocation as established in the APE, under the terms in which it was approved by the courts, each holder of the Company’s Existing Debt that elected to participate in the Cash Option Solicitation will receive a cash payment of US$ 300 per US$ 1,000 of principal of Existing Debt. Furthermore, each holder that accepts the APE Solicitation will receive for each US$ 1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, subject to allocation as established in the APE under the terms in which it was approved by the courts, either:

(i)	U.S.$ 1,050 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or

(ii)	U.S.$ 440 principal amount of either (A) the Company's 7% 7-Year Notes (the "7- Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 641 of the Company's class C shares of common stock (the "Class C Shares").

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE. The Company will recognize interest accrued on the New Securities as from December 10, 2003, date on which the Meeting of Holders of all Series of Existing Notes was held, to the business day immediately preceding the date on which the New Securities are delivered.

The Company is seeking to (i) reacquire approximately US$ 125 million of the principal amount of the Existing Debt with an aggregate cash payment of US$ 37.5 million, (ii) exchange approximately U.S.$ 76.5 million principal amount of its Existing Debt for U.S.$ 80.3 million of 10-Year Notes, (iii) exchange approximately U.S.$ 143.0 million principal amount of its Existing Debt for U.S.$ 143.0 million of its 7-Year Notes and (iv) capitalize approximately U.S.$ 181.9 million principal amount of its Existing Debt. The rest of the conditions of the restructuring were included in the APE Solicitation.

NOTE 8 - SHAREHOLDERS’ CAPITAL

As a result of the incorporation of the equity of Plataforma Digital S.A., effective from January 1, 2001 (Note 1 (b)), the capital stock of Multicanal, as the absorbing company, was increased by Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by the issue of 867,810 non-endorsable, registered, ordinary Class A shares of Ps. 1 par value with five votes per share, which were delivered to Grupo Clarín S.A. in exchange for the shares held by it in Plataforma Digital S.A. On November 4, 2004, the Superintendency of Corporations registered the fifth merger and on November 26, 2004 the resulting capital increase.

The dissolution of Multicanal Holding LLC was registered with the Secretary of State of the State of Delaware on June 2, 2003, and its shareholders contributed to Grupo Clarín S.A. the shares Multicanal Holding LLC held in the Company, as a result of which Grupo Clarín S.A. increased its participation in the Company.

Furthermore, on August 8, 2003, the Shareholders’ Meeting of the Company resolved to increase the corporate capital by $ 4,814,066, through the capitalization of all irrevocable contributions recognized until such date. Thus, the capital was increased to $ 371,635,103 through the issuance of 2,629,140 ordinary registered non-endorsable Class A shares with a par value of $1 each and entitled to five votes per share, delivered to Grupo Clarín S.A., and 2,184,926 ordinary registered non-endorsable Class B shares with a par value of $1 each and entitled to one vote per share, of which 654,438 correspond to Grupo Clarín S.A. and 1,530,488, to Arte Gráfico Editorial Argentino S.A. The Superintendency of Corporations approved the registration of the capital increase on February 15, 2005.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As mentioned in Note 14, on May 7, 2004 the shareholders of the Company decided to increase the capital stock through the contribution to be made by the controlling shareholder, Grupo Clarín S.A., amounting to US$ 15,000,000 and the capitalization of the financial debt offered, subject to confirmation of the judgment approving the APE and compliance with the procedures contemplated therein.

As a result, the shares of the Company are currently held as follows:

	Number of shares
Shareholder	Class A	Class B	Total	% Holding
Grupo Clarín S.A.	202,963,617	50,521,104	253,484,721 (1)	68.21
Arte Gráfico Editorial Argentino S.A.	-	118,150,382	118,150,382	31.79
Total	202,963,617	168,671,486	371,635,103	100.00

(1)	Of this holding, 40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares are pledged in favor of Telefónica de Contenidos S.A. Unipersonal.

At March 31, 2005 the losses recorded by the Company use up more than 50% of the capital stock and 100% of reserves. This circumstance will be corrected once the financial debt restructuring process undertaken by the Company has been concluded, in which case it will not be necessary to make an obligatory capital reduction as established by section 206 of the Corporations Law.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller’s compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company made advance payment of US$ 2,300,000 on account of the total price and the seller issued a promissory note for the amount received, i.e. US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction.

As a result of the seller’s failure to meet its obligations the final agreement was not signed. As a result of the seller’s non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure preventing collection by the Company of the promissory note amounting to US$ 2,300,000.

The Company asked the intervening judge to demand payment of court fees on the amount of the contract from the plaintiff, after the Court accepted the petition and suspended the procedural terms. In view of the plaintiff’s failure to pay court fees after having been demanded payment, the Company requested lifting of the preliminary injunction, ending of the lawsuit and filing of the case. The judge did not end the case but accepted the lifting of the preliminary injunction, a ruling that was confirmed by the Court of Appeals on Civil and Commercial matters, Room 4. Confirmation by the Court is firm.

The file was sent back to the original Court, where the proceeding will be continued. The Company cannot assure that following the lifting of the preliminary injunction it will be able to collect the sum due.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(ii) Tres Arroyos Televisora Color S.A. trusts

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. José María Sáenz Valiente (h). The Company was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period. The trust will be revoked if the Company were to fail to pay the consecutive monthly installments.

Additionally, on the same date, a beneficial interest on the mentioned shares, was set up in favor of the Company, for the earlier of 10 years or the Trust life.

As of March 31, 2005, the trustee transferred 3,241 shares to the Company under the Trust Agreement. The participations after the transfer are as follows: the Company owns 17,981 shares representing 74.92% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 6,019 shares representing 25.08% of the capital stock.

(iii) Setting up of Hazen Limited.

On November 4, 2004 Hazen Limited, a wholly-owned subsidiary of Multicanal, was set up abroad.

(b) Litigation

The Company is involved in litigation from time to time in the ordinary course of business. In Management’s opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company’s financial condition or results of operations.

(c) Operating licenses

Broadcasting licenses are granted for a 15-year term, renewable for an additional term of ten years. Applicable regulations establish that Comité Federal de Radiodifusión (Federal Broadcasting Committee or “COMFER”) must grant an extension if it is verified that the licensee has complied with applicable regulations, the bidding terms and conditions and the obligations undertaken in its proposals during the original term of the license. The Company estimates that it will obtain all requested extensions of existing licenses. The extension of the licenses is subject to approval by COMFER. Although management considers that the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions. Since cable TV is a service not requiring award through a public bidding process and licenses are granted directly, if COMFER verifies that during the 25-year term of the license the Company has complied with applicable laws, the bidding terms and conditions and obligations assumed in its proposals, it may award a new license.

(d) Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested that COMFER approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course.

(e) Claims by COMFER

(i) Administrative proceedings

The Company has sought participation in various installment plans in order to pay fines for breach of broadcasting regulations. As a result of those requests, the COMFER has assessed amounts totaling $ 479,829.50,

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

payable in their entirety through the granting of advertising seconds in favor of the Communications Media Secretariat of the Presidency of the Nation and the COMFER, which will be applied to the promotion of general interest campaigns conducted by the National State.

(ii) Demand for payment from Vidycom S.A.

COMFER filed a claim whereby it demanded payment from Vidycom S.A. (“Vidycom”), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER’s requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

The amount of the claim, which would be equivalent to 30% of the rate paid by Vidycom in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

According to Multicanal, there are questions of fact and of law in its favor which would lead COMFER to reassess its position. Consequently, no amount has been recorded in these consolidated financial statements at March 31, 2005. The Company cannot assure that COMFER will issue a resolution favorable to the Company's interests.

(iii) Demand for payment due to rejection of requests for exemption

COMFER issued various resolutions announcing the rejection of the request for exemptions filed under the terms of Resolution No. 393/93 to the holders of broadcasting licenses absorbed by the Company and to demand payment of sums due plus interest.

The Company considers that there are allegations of fact and questions of law in its favor that would require COMFER to review its position, but the Company cannot provide any assurance that the authorities will rule in favor of the Company.

(f) Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance established a maximum term of 7 years for cable operators to adapt their wiring networks according to the requirements of the ordinance. The municipality of the City of Mar del Plata issued an ordinance to regulate the installation of cable TV networks.

Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899. The municipality of the City of Mar del Plata is also analyzing the granting of an extension for the license holders to adapt their networks

According to applicable regulations, 5% of the year’s profit must be applied to the legal reserves until it equals 20% of Company equity.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(g) Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders’ equity as of November 30, 2004. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. The Company and Cablevisión S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h) Complaints against the Supercanal Group

The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the “Supercanal Group”), including an action to declare resolutions adopted during the Extraordinary Shareholders’ Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company filed an extraordinary appeal against that resolution, claiming it is both “arbitrary” and “damaging to the institution”. On October 1, 2004, the Company was notified of the dismissal of its extraordinary appeal.

Other legal actions were initiated, claiming the suspension of: i) the last five Ordinary Shareholders’ Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.

The Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

(i) Restrictions on the distribution of profits

As mentioned in Note 7, there are certain restrictions on the distribution of dividends by the Company due to the limitations and conditions contained in the APE.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

Company	Direct percentage participation in voting stock	March 31, (Unaudited)	December 31,
	%	2005	2004
		$
VER T.V. S.A.	49.00	6,563,756	6,190,058
Fintelco S.A.	50.00	(10,870,137)	(10,870,137)
		(4,306,381)	(4,680,079)

NOTE 11 - ANTITRUST CONSIDERATIONS

On August 24, 1998, the Chamber of Internal Trade and Defense of Consumer of the Province of Entre Rios made a presentation before the National Committee for the Defense of Competition (“CNDC”) alleging a division of regions between Multicanal and its competitors. On May 4, 1999 the pertinent rebuttal was submitted. On June 24, 2004, the preliminary stage was concluded and notice was served upon the parties, as established by Section 23 of Law 22262.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal’s acquisition of this company. Although the Company has submitted rebuttals to the CNDC, no assurance can be provided that a final decision will be favorable to it.

Additionally, on February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevisión S.A. and those providing Televisión Satelital Codificada S.A. and Tele Red Imagen S.A. channels consisting of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the “Asociación de Fútbol Argentino” in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution.

The Commission penalized the companies with a fine, which in the case of the Company amounts to $ 352,859. The resolution under which the fine was applied was appealed by the Company on October 8, 2002. Court B of the Chamber of Criminal and Economic Matters suspended the fine established by the Secretariat for Defense of Competition. The Ministry of Economy appealed this ruling before the Supreme Court of Justice (“CSJN”), the file was remitted to the prosecutor for resolution.

On March 12, 1999, the owner of a cable television operating company in the city of Roldán, Province of Santa Fe, brought an action against Multicanal claiming uncompetitive practices in that city. On December 9, 2003 the preparatory stage of the case was concluded. The CNDC served notice under section 23 of Law No. 22262 in relation to this case and initiated summary proceedings. The Company made such presentation on January 28, 2004 and on October 22, 2004 the CNDC admitted part of the evidence offered by the Company.

In December 2001, and November 2003, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed two complaints before the CNDC accusing Multicanal of (i) having divided with Cablevisión S.A. areas in which the companies provide services, (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.’s usual price. On December 6, 2001 and on November 26, 2003, respectively, the Company provided explanations in this regard. The case corresponding to Santa Fe was brought to trial. On December 9, 2004 Multicanal was notified of an injunction instructing it not to

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

sell signal in the Gigacable area at a lower price than that charged in other areas; the Company filed a claim against that measure.

On September 17, 2003 the Company was notified of a claim made by Gigacable S.A. alleging that Multicanal S.A. and Cablevisión S.A (i) have made presentations before various bodies (COMFER and the Municipality of Rosario), which hindered Gigacable S.A. from obtaining the administrative permits to operate in Rosario; (ii) engaged in monopolistic conduct. The Company answered that claim on October 6, 2003.

The Domestic Trade and Consumer Protection Bureau of the Province of Entre Ríos filed a claim before the National Court of Appeals in relation to the division of areas between Multicanal (as succeeding company of Video Cable 6 S.A.) and its competitors. On May 4, 1999, the Company filed an explanation brief. On February 4, 2005, the CNDC concluded the preliminary stage and served notice upon the parties for them to submit the pertinent rebuttal and offer evidence.

On December 15, 2002 Arsenio Mendoza, from the city of Paraná, brought a claim before the Consumer Protection Bureau in Entre Ríos. The claim states that: i) Cable Video would carry out promotion activities in certain areas in which the plaintiff has not been included, ii) Cablevisión S.A. had expressed that it could not provide the service in the area of the plaintiff and iii) the contents of TV programs of Cable Video violate children’s rights, as they are unsuitable for them. On August 15, 2003 the case entered the evidentiary stage and will be heard together with the the Gigacable case.

NOTE 12 – NOTIFICATION OF PETITIONS FOR BANKRUPTCY FILED AGAINST THE COMPANY

As of these consolidated financial statements the Company has been served with process on 35 petitions for bankruptcy against it as a result of the Company's deferral of payments of principal and interest on its negotiable obligations. The Company filed its response in all cases, and deposited in escrow, the amount claimed in pesos at the rate of exchange of US$ 1 = $ 1 plus CER plus 8% per annum for interest and 5% to cover possible expenses relating to lawsuits. The judge considered it sufficient at this time in order to disregard the credit invoked as “revealing factor” of suspension of payment of debts, the deposit made by the Company, dismissing 33 petitions for declaration of bankruptcy, the court of appeals having ratified the lower court decisions in those cases where plaintiffs appealed such decisions.

The last two petitions for bankruptcy filed in Argentina after the holding of the Meeting held in accordance with in Section 45 bis have been suspended by an Argentine Court resolution.

The Company argued in its response to the bankruptcy petitions that its foreign currency obligations had been converted to pesos as established by Section 1 of Decree No. 214/02, because the provisions of Section 1, subsection e) of Decree No. 410/02 (establishing that “the obligations of the public and private sectors denominated in foreign currency, compliance with which is subject to foreign laws, are not subject to the conversion to pesos”) do not apply in this case.

In the offer to restructure its financial debt (see Note 7) the Company calculated Existing Debt to be restructured in US dollars, to reflect more clearly the reduction of the debt and the exchange ratio for the new securities that would be issued if its restructuring transactions are consummated. The fact that its debt has been denominated in US dollars exclusively for such purposes does not mean that the Company has changed its position of considering those obligations to have been pesified, as this approach was taken only to achieve a rapid and effective conclusion to the negotiation of the APE, in order to obtain creditors’ acceptance of the proposal without having to waive any valid rights. This approach, which does not address the definition of the scope of the Decree on Conversion to Pesos referred to above, has been the most appropriate one to overcome financial difficulties for the benefit of the Company, its creditors and the public in general, but should not be construed as a waiver by the Company of its right to sustain that its the debt incurred prior to the issuance of Decree N° 410/02 is subject to pesification.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In view of this, in the submission filed to request approval of the reorganization plan from the court, the Company reserved its right to file a motion for the pesification of all financial debts incurred in the issuance of outstanding negotiable obligations if the out-of-court reorganization plan were not to be approved and insolvency proceedings were to be filed against it.

On January 28, 2004, affiliates of the U.S.-based investment group known as W.R. Huff and a certain Willard Alexander (together, the “Involuntary Petitioners”), claiming to be holders of debt securities issued by Multicanal sought to initiate a proceeding under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”).

On January 30, 2004, at the request of the Board of Directors of Multicanal under a proceeding brought on January 16, 2004 pursuant to Section 304 of the U.S. Bankruptcy Code, in order to counteract legal actions initiated by Huff before the courts of the State of New York in December 2003, the U.S. Bankruptcy Court entered an order allowing (a) Multicanal to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal’s APE under the jurisdiction of the Argentine Court (the “APE Proceedings”) to the fullest extent permitted under Argentine law, (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal’s APE and its APE Proceedings to the fullest extent permitted under Argentine law, and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Argentine court presiding over the APE Proceedings (and any right to appeal any decision of such Argentine court) to oppose Multicanal’s APE or its APE Proceedings to the fullest extent permitted under Argentine law.

The order of the U.S. Bankruptcy Court ensures that the filing by the Involuntary Petitioners does not interfere with participation by creditors of Multicanal or any other person in the APE Proceedings. This order makes clear that any person’s or party’s participation in the APE or the APE Proceedings in Argentina is not prohibited or limited by application of automatic stay provisions of the United States Bankruptcy Code.

On August 27, 2004 the Company was notified of a preliminary decision issued by the US Bankruptcy Court in the proceeding initiated by the Company’s Board of Directors as envisaged in Section 304 of the U.S. Bankruptcy Code. Such decision establishes that if Multicanal S.A. were to comply with certain additional procedures relating only to two issues, a final decision could be expected in favor of the Company.

The Company made the filings required by the US Bankruptcy Court with respect to those additional procedures and on December 2, 2004 the Court subsequently issued a brief ruling stating that as a result of the comments made by Multicanal S.A in its filings it would issue a final ruling accepting the motion filed by the Board of Directors under the terms of Section 304 of the US Bankruptcy Code (see Note 15).

After the issuance of the resolution dated December 2, 2004, Huff filed a motion before the Bankruptcy Court requesting a stay of any final order to be issued by that Court during the appellate proceedings that Huff informed it was going to initiate before the higher court. On January 6, 2005, the Bankruptcy Court issued its order and dismissed the request for a stay of the effects of the Bankruptcy Court order submitted by Huff . Through this “order” the Court resolved to sustain the petition in conformity with Section 304 of the U.S. Bankruptcy Code and considered the APE approved to be in full force and effect in the United States of America, proposing that the U.S. retail holders be given the same treatment as the other creditors of Multicanal S.A., in accordance with the terms of the April 14 Decision.

The final order also forbids the filing in the United States of any legal action by the holders of Existing Notes, whether against the Company, its assets or against third parties acting as agents under the APE, which may interfere with the administration of the APE, and rejects the involuntary petition for restructuring of liabilities

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

without the debtor’s consent filed by Huff and other alleged creditors under the terms of Chapter 11 of the U.S. Bankruptcy Code. (See Note 15).

NOTE 13 – ADMISSION TO THE PUBLIC OFFER REGIME

On May 7, 2004 a Shareholders' Extraordinary Meeting was held to adopt the decisions contemplated under the terms of the APE approved by the Argentine Court. The Shareholders' Extraordinary Meeting approved the increase in capital stock as a result of the contribution of US$ 15,000,000 to be made by the controlling shareholder Grupo Clarín S.A., under the terms of a trust agreement entered into on December 11, 2003 the capitalization of the financial debt offered, as well as the overall amendment of the by-laws and admission of the Company to the public offering and share quotation regime. All those decisions have been approved unanimously and are pending confirmation until the Court overseeing the APE rejects the arguments put forward by Huff and authorizes the publication of notices contemplated in the April 14 Decision, and this final step is carried out.

On July 19, 2004, the Company’s Board of Directors at the Shareholders’ Meeting’s instruction, resolved to file the Company’s request to enter the public offering system, on July 20, 2004 having begun the procedure at the National Securities Commission to obtain the prequalification for the acceptance of the capital stock and the listing of Class D shares to be created by the conversion of Class C shares to enter the public offering system, subject to confirmation of the APE and after carrying out the procedures established in the ruling approving the reorganization.

On September 28, 2004 the Company’s Board of Directors approved the issuance of series “A” and “B” Negotiable Obligations in an amount of up to US$ 150,000,000 each, under the Global Negotiable Obligations Program for US$ 300,000,000, which shall be issued and delivered according to the APE, once the APE has been confirmed and cannot be appealed.

On September 29, 2004, the Company made presentations before the CNV, BCBA and MAE to obtain the necessary approval for the delivery of the Series “A” and “B” negotiable obligations.

NOTE 14 – BALANCES AND OPERATIONS WITH RELATED COMPANIES

Below are the consolidated balances and operations of the Company with its related companies at March 31, 2005, presented in comparative format.

Parent companies (or companies exerting considerable influence):

	03.31.2005		03.31.2004	12.31.2004
Item / Operation	Amount for the three-month period	Debtor (creditor) balance	Amount for the three-month period	Debtor (creditor) balance

Receivables from parent companies	-	-	-	506,999
Payables to parent companies	-	(437,055)	-	(15,088)
Sales of advertising	35,033	-	88,514	-
Other sales	363	-	-	-
Consultancy services	(311,653)	-	-	-
Purchase of advertising	(1,303,979)	-	(756,554)	-

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Other related companies:

	03.31.2005		03.31.2004	12.31.2004
Item / Operation	Amount for the three-month period	Debtor (creditor) balance	Amount for the three-month period	Debtor (creditor) balance

Trade receivables	-	5,403,652	-	4,992,935
Accounts payable	-	(11,569,387)	-	(10,128,186)
Sales of advertising	230,021	-	386,582	-
Other sales	890,943	-	501,248	-
Publishing of magazines	(1,707,402)	-	(1,463,061)	-
Programming services (1)	(16,336,079)	-	(15,648,963)	-
Advisory services (2)	(1,233,820)	-	(1,054,297)	-
Purchase of advertising	(203,517)	-	(523,026)	-
Other purchases	(139,198)	-	(135,076)	-

(1) Includes programming services purchased by Multicanal from Tele Red Imagen S.A. (“TRISA”) and Televisión Satelital Codificada (“TSC”), companies of the group in which Grupo Clarín S.A. holds 50% of the capital stock.

(2) Fees for advice on administrative and financial, human resources, systems and purchases provided by Gestión Compartida S.A., a company wholly owned by Grupo Clarín S.A.

NOTE 15 – SUBSEQUENT EVENTS

The final order issued by the U.S. Bankruptcy Court on January 6, 2005 was appealed by Huff and on April 5, 2005, the Appellate Court confirmed that order, leaving only two issues to be resolved: (i) the first issue relating to the US Securities Act; (ii) the second, relating to Huff's allegation that the suggestion made by the US Bankruptcy Court in its resolution dated August 27, 2004 that the retail holders should be given the same treatment as the other creditors of Multicanal, including Huff, would modify the terms in which the proposal was approved.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

Exhibit

INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No, 19550

for the three-month periods ended March 31, 2005 and 2004

Caption	Direct operating expenses	General and administrative expenses	Selling and marketing expenses	Total at March 31,
				2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Payroll and social security	12,103,664	2,505,001	4,910,844	19,519,509	15,817,347
Employees’ dismissals	17,439	20,179	35,002	72,620	657,378
Taxes rates and contributions	2,571,996	1,062,925	3,379,818	7,014,739	6,447,186
Programming rights	41,865,037	-	-	41,865,037	38,080,479
Printing and distribution of magazines	2,187,784	-	8,417	2,196,201	1,751,777
Fees and compensation for services	761,192	2,344,487	17,379	3,123,058	3,552,112
Commissions	551,886	3,726,890	274,012	4,552,788	4,340,112
Overhead	93,492	47,713	835	142,040	130,774
Personnel expenses	1,093,465	762,371	665,917	2,521,753	1,885,493
Building expenses	121,408	1,777,531	-	1,898,939	1,636,780
Vehicles expenses	22,166	880,271	49,507	951,944	828,384
Rentals	4,122,005	537,496	-	4,659,501	3,854,970
Security and surveillance	9,414	646,991	-	656,405	664,152
Representation and travel expenses	-	206,885	19,343	226,228	261,687
Office expenses	80,487	474,841	-	555,328	459,139
Publicity and advertising	-	-	2,181,949	2,181,949	1,945,374
Sundry	7,498,919	1,205,434	350	8,704,703	4,245,025
Total at March 31, 2005	73,100,354	16,199,015	11,543,373	100,842,742
Total at March 31, 2004	59,882,786	16,884,588	9,790,795		86,558,169

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2005	MULTICANAL S.A. By: /s/ Adrian Meszaros Adrian Meszaros Chief Financial Officer